SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In compliance with CVM’s determination, expressed in Letter/CVM/SEP/GEA-1/nº488/2012, dated June 21, 2012, concerning an article published on June 20, 2012 in the electronic media www.estadao.com.br, News section, under the title “Eletrobras studies purchase of Iberdrola’s share in Neoenergia – sources”, where the following is stated:

Eletrobras negotiates the purchase of Iberdrola’s participation in Neoenergia, revealed three sources which know the business, to Reuters. The negotiations are in the initial stages and may have been stimulated by the government as an alternative in order to avoid that Chinese State Grid may become the controller of the business.

[ ] However, according to these sources, the government would have opposed the Chinese company entering into the business, since the distribution segment – which is undergoing its third cycle of tariff revision -is considered strategic in the electricity sector. Besides, according to the sources, the government is concerned about the energy tariffs having an influence on inflation; therefore the interest in maintaining the business in the hands of a state owned company.

One of the sources also mentioned that “money is not a problem”, when referring to the necessary funds for the state owned company to participate in Neoenergia. There has been no discussion about the financial engineering for the purchase, but there is the possibility of BNDESpar, a participation arm of BNDES, to participate in the business together with pension funds of state owned companies, such as Petros (Petrobras), Funcef (Caixa Econômica Federal) and Previ (Banco do Brasil).

[ ] The CEO of Eletrobras, José da Costa Carvalho Neto, said, on Monday, that a partnership with State Grid is being studied for future participation in transmission auctions, especially those interlinking the Belo Monte Power Plant to the national system, a billionaire investment which demands technology in high voltage direct current power (HVDC), which has only been used in China.

We herby inform our shareholders and the market in general that Eletrobras has made no affirmations and there are no ongoing negotiations related to the purchase, by Eletrobras, of Iberdrola’s participation in Neoenergia.

As to the mentioned information sources and the subsequent declarations, Eletrobras has no knowledge of them.

Concerning the participation of Eletrobras in future auctions of transmission lines, in particular the interconnection of the Belo Monte Power Plant to the national transmission grid, we inform that studies may not be preformed, since the technical characteristics of the project remain undetermined.

Rio de Janeiro, June 22, 2012

Armando Casado de Araujo
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.